FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940



1.    Name and Address of Reporting Person

         GE Fund
         3135 Easton Turnpike
         Fairfield,  CT  06431


2.   Date of Event Requiring Statement (Month/Day/Year)

         December 19, 1997

3     IRS or Social Security Number of Reporting Person (Voluntary)

         I.R.S. #22-2621967

4.   Issuer Name and Ticker or Trading Symbol

         Genicom Corporation (GECM)


5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     (  ) Director                        (x ) 10% Owner
     (  ) Officer (give title below)      (  ) Other (specify below)





6.    If Amendment, Date of Original (Month/Day/Year)



7.    Individual or Joint/Group Filing (Check Applicable Line)

     (x ) Form filed by One Reporting Person

     (  ) Form filed by More than one Reporting Person


Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security            2. Amount of               3.Ownership           4. Nature of
   (Instr. 4)                      Securities                Form:                  Indirect
                                   Beneficially              Direct (D)             Beneficial
                                   Owned                     or                     Ownership
                                   (Instr. 4)                Indirect               (Instr. 5)
                                                             (I)
                                                             (Instr. 5)

Common Stock                       1,517,167                   D



Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.


Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of         2.   Date Exer-           3.    Title and Amount      4.   Conversion    5.   Ownership        6.   Nature of
     Derivative            cisable and                of Securities              or                 Form of               Indirect
     Security              Expiration                 Underlying                 Exercise           Derivative            Beneficial
     (Instr. 4)            Date                       Derivative                 Price of           Security:             Ownership
                           (Month/Day/                Security                   Derivative         Direct (D) or         (Instr. 5)
                           Year)                                                 Security           Indirect (I)
                      ------------------        ---------------------                               (Instr. 5)

                      Date          Expira-     Title             Amount
                      Exer-         tion                          or
                      cisable       Date                          Number
                                                                  of
                                                                  Shares





Explanation of Responses:




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

          GE FUND

                    /S/ JANE POLIN                     DECEMBER 19, 1997
                    --------------                     -----------------
          Name:     Jane Polin                                Date
          Title:    Comptroller